Exhibit 99.3

Outlook

The quantum computing market remains at an early stage, and the pace of commercial adoption will continue to depend on technological progress, customer investment cycles and broader market conditions. However, our installed base, customer pipeline, manufacturing capabilities and technology platform give us confidence in IQM’s long-term position.

We expect our financial performance to continue to be influenced by the timing of customer contracts, project milestones and system deliveries. As many of our customer projects are large and complex, revenue and order intake may vary significantly between quarters.

For the rest of 2026, our priorities remain the execution of our existing customer projects, the conversion of our order backlog into revenue, further advancement of our technology roadmap and disciplined investment in our operational and commercial capabilities. Furthermore, we remain focused on new customer acquisition and building out our commercial pipeline.

For the full year 2026 we are expecting to recognize between EUR 42 million and EUR 47 million in revenue and between EUR 65 million and EUR 75 million in new order intake.

The full year revenue outlook is tied directly to the scheduled delivery and customer acceptance milestones of our first 150-qubit system and execution against our order backlog.